Filed Pursuant To Rule 433
Registration No. 333-167132
February 1, 2011
Interview of Juan Carlos Artigas by Ron Insana on January 31, 2011 broadcast on The Insana Quotient

Ron Insana:	Hi. We do have some data out for the month of December personal income and spending, which rose four and seven tenths, respectively. That is a pretty good number, the personal-spending number up seven-tenths of one percent. You annualize it, obviously that’s a pretty good number. Personal income up four-tenths of one percent, matching the November gain. The Market appears to want to move higher on the data, although we’ll see whether or not that can hold, given the uncertainties we see overseas. The core, what they call “personal consumption” expenditure index, which is a measure of inflation that the Fed watches very closely, was unchanged in December, which is effectively good news as far as the economy is concerned.

Joining us now to talk more about things related to inflation and to uncertainty that we’ve been discussing all morning surrounding Egypt is Juan Carlos Artigas. He is with the World Gold Council and leads the investment research department there for that organization that, of course, is the largest trade group for the gold industry, and, Juan Carlos, it’s great to have you on the program. Thanks for being with us today.

Juan Carlos Artigas:	Thank you, Ron. Thank you for inviting me.

Ron Insana:	All right, now we have talked a lot about gold on this program and whether or not this bull market or, arguably, this bubble is coming to an end. When you look at the fundamental outlook for the yellow metal, what exactly is it that you see right now?

Juan Carlos Artigas:	Well, the fundamentals remain really strong, and that is one of the interesting aspects about the gold market. Some investors don’t realize that there are so many aspects to supply and demand that are not necessarily only linked to investment. For example, if you see, the demand components or the sources of demand usually come from jewelry, applications in technology, as well as investment, and the largest one, as it happens, remains jewelry.

On average, over the past five years, it has been about 55 to 60 percent of demand, and that gives gold an emerging-markets component to it. Why am I saying that? Well, because the jewelry that is consumed primarily goes to India, to China, to the Middle East that have a great affinity to gold jewelry. That is not to say that—obviously they also do investment, and investment accounts overall in the world to about 30 percent, 35 percent of demand, which has been as well part of the story behind the fundamentals. And then you have a remaining 10 to 12 percent on applications into technology.

On the other hand, you also have the supply side. In particular, central banks that used to be net sellers of gold over the past 20 years or so have become now net buyers, and the reason is while the European central banks were the primary source of supply of gold from central banks back in the day are now selling less, at the same time, central banks from emerging markets are increasing their reserves into gold, making central banks as a whole a net-buying component.

Ron Insana:	But let me ask you: If indeed the bulk of the demand indeed comes from emerging-market jewelry interest, if there is, as many suggest, inflation in emerging markets, and central banks will be tightening to cool their economy, won’t that ultimately reduce the demand for jewelry as it becomes more expensive and as these economies slow down, China and other countries struggle with what is clearly an emerging inflation problem?

Juan Carlos Artigas:	Interestingly enough, I think that if you were to ask an investor in the U.S. what would be the main reason or one of the reasons, they would be looking into gold would be the inflation. Now, gold is not only about inflation; it is about diversification and risk-management, but it’s also about preserving wealth, in particular with respect to inflation. Now, that also applies to investors around the world, not only in the U.S., so when an investor in China or in India are seeing inflation go up, they also want to preserve their wealth and preserve their capital, and part of that is going to be through gold, so that is why gold remains a very good diversifier in a portfolio, because it’s not only the aspect from the jewelry side, which certain macroeconomic conditions may have a particular impact into jewelry consumption, while others may incur or promote investment because of higher inflation, so the net effect, again, remains a very diversified asset.

Ron Insana:	Let me ask you about the investment demand, because it’s said that one of the main ETFs, the exchange-traded funds, that is linked to gold, the so-called GLD, owns nine and a half years of in-ground gold production. Does this lead you to believe that when you get this type of retail investment demand that a bubble has formed and that maybe people are using a lot of excuses to buy gold, whether it’s emerging-market inflation, fears of domestic inflation, fears of deficits, fears of the decline in the value of paper money, global instability. I mean, you have every reason in the world to buy gold, except that now everyone seems to own it, including those individuals who wanna buy gold through automated teller machines that have now arrived in the United States.

Juan Carlos Artigas:	Well, actually, just to put it into context, it’s not — that statistic is not entirely accurate. GLD owns around 1,200 tons of gold, roughly, and the rate of mine production in a year is roughly 2,400 tons, so, I mean, just to put it into context. Now, interestingly enough, again, if you look at the breakdown on the demand components from the various parts of investment, whether it’s in the over-the-counter markets or it is in bars and coins or ETFs, ETFs usually account for about 10 to 12 percent, 10 to 15, let’s say, percent of demand, so it’s not as large as some people believe. Actually, on the contrary, some of these new vehicles have allowed the market to become more efficient and more cost-effective for many investors.

Now, there are many, many ways in which investors access the gold market, and bars and coins are still a very viable source. I think that makes it a very, very deep and liquid market. That makes it, again, more attractive for investors around the world to be able to feel comfortable investing in gold.

Ron Insana:	Is there a set of circumstances in which you’d change your mind? I have been openly bearish on gold of late, and despite the Friday pop, we’re back down again, and I happen to think that we’re in the midst of a bubble in precious metals and that this will, like other bubbles, end poorly. What would get you concerned about a frothy market or a market that has gone, over the last 12 years, as high as it’s gonna go?

Juan Carlos Artigas:	Well, actually gold, as I think as you mentioned — the gold price has been on a very measured and continued pace over the past 10 years, but as we just discussed, these aspects of supply and demand have provided a very solid fundamental trend on that particular price movement, so even though indeed you’ve seen variations and variations in price, again, just to put it into context and kind of understand some of the movements, over the past month, in January, the price of gold has moved down about six or so percent, and that is relatively in line to the monthly volatility. The monthly volatility for gold would be about five percent, so it’s not an unprecedented move, and I think it’s very natural for a freely traded good to have these variations in price.

Now, what I think still is at the — you were asking me about what I was looking into the market that would give me a different signal. Currently, I think that from the demand and the supply perspective, the market remains very healthy and it’s just experiencing whatever a freely traded asset experiences in a normal market.

Ron Insana:	All right, Juan Carlos, we appreciate your time. Thanks for joining us today. Juan Carlos Artigas is the head of investment research at the World Gold Council. All right, as you know, gold prices today are down after rising rather sharply on Friday because of the uncertainties surrounding what was going on in Egypt, and of course, going into a weekend one would not want to be exposed to risk, so the purchase of gold and other risk-protecting assets was evident.

Today, however, gold prices have pulled back after moving up almost — I believe it was $21.00 an ounce today. Gold is down about half that much in early trading. Precious metals, as Juan Carlos has suggested, been within the bounds of their normal volatility ranges still has seen a bit of a pullback over the last month, gold down six, seven percent or thereabouts. It is down $13.00, $14.00 now at $1,327.70 the ounce. Silver’s down a dime, but copper is up just about four cents on the day.
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